SECURITIES AND EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)

                       China Yuchai International Limited
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   G210821050
                                 --------------
                                 (CUSIP Number)

                            Charles F. Niemeth, Esq.
                              O'Melveny & Myers LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 1, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G210821050                   13D                    PAGE 2 of 14 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COOMBER INVESTMENTS LIMITED
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [X]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 3 of 14 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         GOLDMAN INDUSTRIAL LTD.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [X]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 4 of 14 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ZHONG LIN DEVELOPMENT COMPANY LIMITED
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [X]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         HONG KONG
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 5 of 14 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         GUANGXI YUCHAI MACHINERY STATE HOLDING COMPANY
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CHINA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 6 of 14 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         QIN XIAOCONG
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CHINA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 7 of 14 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ZHU GUOXIN
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CHINA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

CUSIP NO. G210821050                   13D                    PAGE 8 of 14 PAGES


--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         YUAN XUCHENG
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
         (SEE INSTRUCTIONS)                                            (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CHINA
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  8,601,550
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER

                  8,601,550
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  8,601,550
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

         The Statement on Schedule 13D dated November 13, 2002 filed by Goldman Industrial Ltd. ("Goldman") and Coomber Investment Limited ("Coomber") with the United States Securities and Exchange Commission (the "Commission") on December 16, 2002, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on June 23, 2003 by Goldman, Coomber, Zhong Lin Development Company Limited ("Zhong Lin"), Guangxi Yuchai Machinery State Holding Company ("Guangxi Holding"), Qin Xiaocong, Zhu Guoxin and Yuan Xucheng (collectively, the "Reporting Persons") and Schedule 13D (Amendment No. 2) filed with the Commission by the Reporting Persons on July 9, 2003, is hereby amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 3) have the meanings set forth in the Reporting Persons' Schedule 13D (Amendment No. 1).

Item 2.           Identity and Background

         The information appearing in this Item under the caption "Certain Proceedings" is hereby amended by the addition of the following information:

         Pursuant to the settlement between GYMCL and the Company described in
         Item 4, GYMCL and the Company have agreed that the litigation commenced by the Company against Coomber, Goldman, Zhong Lin and Wang Jianming in the Southern District of New York will be dismissed and the arbitration proceedings pending before the London Court of International Arbitration and the International Court of Arbitration of the International Chamber of Commerce will be terminated.

Item 3.           Source and Amount of Funds or Other Consideration

         The information appearing in this Item is hereby amended by the addition of the following information:

         The Reporting Persons expect to utilize substantially all of the funds to be received as CYI dividend payments pursuant to the settlement described in Item 4 to reduce the indebtedness incurred by Guangxi Holding under the various loan agreements entered into at the time of Goldman's purchase of Coomber and the acquisition by the Reporting Companies and Yulin City Government of beneficial ownership of their shares of Common Stock of the Company.

Item 4.           Purpose of Transaction

         The information appearing in this Item under the caption "Current Disputes Between GYMCL and the Company" is hereby amended by the addition of the following information:

         As a result of meetings held on July 18-19, 2003 and subsequent communications, GYMCL and the Company agreed to settle the pending disputes between them, and entered into an Agreement dated July 19, 2003. The settlement between GYMCL and the Company is also intended to resolve the pending disputes between the Reporting Persons and HLA. The principal terms of the settlement, including a related side letter delivered by CYI to GYMCL on July 22, 2003 are as follows:

         1. Within seven (7) working days after the effective date of the settlement,

              o GYMCL will promptly pay CYI its share of the 2001 dividend and interim 2002 dividend, amounting to RMB 245.7 million (US$
                  29.7 million) to its non-Chinese shareholders (all of which are offshore companies wholly-owned by CYI). GYMCL paid this amount to CYI on August 1, 2003.

              o GYMCL will promptly enable the CYI financial controllers seconded to GYMCL by CYI to resume work at GYMCL. Such financial controllers shall report to the Board of CYI.

              o The relevant parties will terminate all litigation and arbitration proceedings between them.

         2. CYI will agree to appoint seven persons as its designees to the board of directors of GYMCL. Such designees will include Mr. Qin Xiao Cong and Mr. Yuan Xucheng, each of whom is a Reporting Person.

         3. CYI has confirmed that within 30 days of its receipt of its share of the 2001 and 2002 interim dividends to be paid by GYMCL, CYI will distribute 90% of the amount received to the shareholders of CYI.

         4. GYMCL will adopt a corporate governance structure that conforms to the requirements of China's Company Law and international practice.

         5. An agreement in principle to work together to promote mutual plans to enhance CYI shareholder value in connection with governance arrangements that exclude or eliminate the CYI special share. These plans could include a restructuring of CYI's ownership of GYMCL as follows:

              o Transfer of CYI's shares of GYMCL to a new company ("Newco") in exchange for shares of Newco and a spin-off distribution of Newco shares to CYI's shareholders, pro rata in accordance with their holdings of CYI shares (the "Yuchai Spin-off"). No portion of this distribution will be made in respect of the CYI Special Share, and Newco's authorized capital stock will not include a special share. Newco would apply to list its shares on the Hong Kong Stock Exchange or another international securities exchange.

              o The Newco board of directors would include directors who may be affiliated with or designated by its major stockholders in accordance with their shareholdings, as well as independent directors of international standing.

              o Newco may also raise additional capital, subject to market conditions, in an amount up to 30% of its outstanding capital stock at fair market value.

              o In connection with Yuchai Spin-off distribution of Newco, CYI may also restructure or recapitalize in order to maintain its New York Stock Exchange Listing (the "CYI Reorganization"). The CYI Reorganization could be effected through a contribution of assets or businesses to CYI. GYMCL would cooperate in connection with any such matters.

         The foregoing is an outline of the principal terms of the settlement and of the possible results thereof, including the Yuchai Spin-off and the CYI Reorganization. Consummation of the Yuchai Spin-off and the CYI Reorganization and other transactions contemplated by the settlement would require the negotiation and execution of definitive agreements and other documents necessary to effect the settlement and compliance with applicable securities laws of the United States and other relevant jurisdictions, as well as a significant number of actions beyond the control of the parties, including the listing of Newco's shares on the Hong Kong Stock Exchange or another international securities exchange and the consummation of an equity offering by Newco. Any such offering, if made in whole or in part in the United States or to "U.S. Persons," as defined in Rule 903 of Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), will be made only pursuant to an effective registration statement under the Securities Act or one or more applicable exemptions from the registration requirements of the Securities Act. Consummation of the Yuchai Spin-off and the CYI Reorganization on the terms outlined above could result in the delisting of the Company's shares by the New York Stock Exchange and, in any event, contemplates that Newco, the holding company to be organized to own CYI's existing interest in GYMCL, would not be listed on that exchange. No assurance can be given that the settlement will be consummated or, if consummated, that the terms on which it is ultimately completed will not differ or differ significantly, from the terms outlined above. Due to the significant uncertainties arising out of the Yuchai Spin-off and the CYI Reorganization, the parties recognize that alternative arrangements acceptable to the parties may be entered into if they are unable to implement the foregoing in accordance with the agreement outlined above.

Item 6.           Agreements with Respect to Securities of the Issuer

         Reference is made to Item 4 of this Schedule 13D (Amendment No. 3) for a description of the Agreement between GYMCL and CYI for the settlement of their pending disputes

Item 7.           Material to be Filed as Exhibits

         Exhibit                  Document
         -------                  --------

            20 Letter dated July 22 from CYI to GYMCL with respect to designation of the board of GYMCL and CYI's intention to distribute dividends received from GYMCL to shareholders of CYI.

                                   SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: August 5, 2003


                                       COOMBER INVESTMENTS LIMITED


                                       By: /s/ QIN XIAOCONG
                                           -------------------------------------
                                       Name:   Qin Xiaocong
                                       Title:  Director


                                       GOLDMAN INDUSTRIAL LTD.


                                       By: /s/ QIN XIAOCONG
                                           -------------------------------------
                                       Name:   Qin Xiaocong
                                       Title:  Director


                                       ZHONG LIN DEVELOPMENT COMPANY LIMITED


                                       By: /s/ QIN XIAOCONG
                                           -------------------------------------
                                       Name:   Qin Xiaocong
                                       Title:  Director


                                       GUANGXI YUCHAI MACHINERY STATE HOLDING
                                       COMPANY


                                       By: /s/ WANG JIANMING
                                           -------------------------------------
                                       Name:   Wang Jianming
                                       Title:  Chairman

                                           /s/ QIN XIAOCONG
                                       -----------------------------------------
                                           Qin Xiaocong

                                           /s/ ZHU GUOXIN
                                       -----------------------------------------
                                           Zhu Guoxin

                                           /s/ YUAN XUCHENG
                                       -----------------------------------------
                                           Yuan Xucheng

                                                                      Exhibit 20


                         China Yuchai International Ltd.

                             16 Raffles Quay #26-00

                               Hong Leong Building

                                 Singapore 04581


(Via Fax No:  001-86-775-328-8001

June 22,2003

Guangxi Yuchai Machinery Ltd.
168# Tian Qiao Road, Yulin City,
Guangxi,
PRC.

Gentlemen:

Due to recent changes at the shareholder level of CYI, we wish to adjust our nominees to the Board of Guangxi Yuchai Machinery Company, Ltd. ("Company") as follows:

                                Mr. Qin Xiao Cong
                                Mr. Yuan Xucheng
                                Mr.Paul Wolansky
                                Mr. Hermann Leung
                                Mr. Wrix Gasteen
                                Mr. Gao Jialin
                                Mr.Wong Hong Ren

We request that you accept these nominees and welcome them at the next Board meeting of the Company.

In addition, we also confirm that within 30 days of receipt of dividends for the fiscal year 2001 and the first half of the fiscal year 2002 from the Company, we agree to in turn declare a dividend representing 90% of the aforesaid dividends to the shareholders of CYI.



Sincerely,


/s/ WONG HONG REN
----------------------------------
Wong Hong Ren, for
China Yuchai International Limited